EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Nominated Advisor and Joint Broker

ST HELIER, Jersey, May 05, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce the appointment of Cenkos Securities Plc as its nominated adviser and joint broker with effect from today.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities Plc Neil McDonald Pearl Kellie Liberum Capital Limited Scott Mathieson/Kane Collings	Tel: +44 131 220 9771 Tel: +44 131 220 9775 Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77280 2131